Reed Elsevier Preliminary Statement 2006     1
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
15 February 2007
REED ELSEVIER 2006 PRELIMINARY RESULTS
GOOD FINANCIAL PROGRESS AND SHARPENED STRATEGIC FOCUS
Good financial progress
Adjusted Figures
➢	Revenues up 4% to £5,398m/up 5% to €7,935m, up 6% at constant currencies.

➢	Adjusted operating profits, before amortisation of acquired intangible assets and acquisition integration costs, up 6% to £1,210m/up 7% to €1,779m, up 9% at constant currencies.

➢	Adjusted earnings per share, at reported exchange rates, up 7% to 33.6p for Reed Elsevier PLC and up 9% to €0.76 for Reed Elsevier NV, up 11% at constant currencies.

➢	10% growth in online information and digital services which now account for 37% of total revenues.

➢	Adjusted operating margins at 22.4%, up 0.7%pts underlying.

➢	95% of adjusted operating profits converted into cash with free cash flow after interest and taxation up 7% to £817m/up 8% to €1,201m.

➢	£588m/€864m of cash returned to shareholders in 2006 through dividends and share buybacks, representing 72% of free cash flow.

➢	Return on invested capital increased to 9.8% post tax.

➢	Increase in equalised final dividends for Reed Elsevier PLC and Reed Elsevier NV of 10% and 14% respectively giving total dividends for 2006 up 10% to 15.9p and up 13% to €0.406 respectively.
Reported Figures
➢	Reported operating profit, after amortisation of acquired intangible assets and acquisition integration costs, up 5% to £880m/up 6% to €1,294m.

➢	Reported earnings per share up 38% to 25.6p/up 37% to €0.59.
Sharpened strategic focus
➢	Following a detailed review, Reed Elsevier is to sharpen its strategic focus to best capitalise on growing digital opportunities in its key markets of Science and Medical, Legal and Business.

➢	Sale of the Education division is planned; its business dynamics and strategy have increasingly differed from the other three divisions as Elsevier, LexisNexis and Reed Business accelerate their online information and workflow solution strategies.

Reed Elsevier Preliminary Statement 2006     2
➢	It is the intention to return the net proceeds to shareholders by way of a special distribution in the equalisation ratio. The sale of Education and return of capital is expected to be modestly dilutive to proforma adjusted earnings per share.

➢	Reed Elsevier’s strategic focus across all its businesses will be:
•	to deliver authoritative content through leading brands

•	to drive online solutions

•	to improve cost efficiency

•	selective portfolio development
➢	This strategy, coupled with the disposal of the Education business, will produce a more cohesive and predictable business with an expectation of a minimum 10% annual growth in adjusted earnings per share at constant currencies.
Reed Elsevier’s Chief Executive Officer, Sir Crispin Davis, commented:
“2006 saw important progress in the development of Reed Elsevier’s business. There is momentum behind our digital revenues driven by a widening range of innovative online information products, increasingly embedded in customer workflows. The planned sale of our Harcourt Education division announced today sharpens our strategic focus and concentrates our resources on the digital opportunities across an increasingly synergistic portfolio.
The 2006 financial results were encouraging, with revenue growth in line with our expectations and improved underlying margins. Strong cash generation and higher returns on invested capital have also been delivered. Recent acquisitions in e-health, legal solutions, risk management and business to business online are accelerating our digital progress and delivering increasing returns.
Going into 2007, market conditions are generally favourable. Our strategy is clear, the business well focused, and we are leveraging our resources to good effect. The digital horizon is expanding and Reed Elsevier is well placed.”

							Change at
		£			€		constant
Reed Elsevier	2006	2005	Change	2006	2005	Change	currencies
combined businesses	£m	£m	%	€m	€m	%	%

Revenue	5,398	5,166	+4%	7,935	7,542	+5%	+6%

Reported operating profit	880	839	+5%	1,294	1,225	+6%	+9%
Reported profit before tax	721	701	+3%	1,060	1,023	+4%	+8%
Adjusted operating profit	1,210	1,142	+6%	1,779	1,667	+7%	+9%
Adjusted profit before tax	1,052	1,002	+5%	1,546	1,463	+6%	+9%

							Change at
	Reed Elsevier PLC			Reed Elsevier NV			constant
		£	Change		€	Change	currencies
Parent companies	2006	2005	%	2006	2005	%	%

Reported earnings per share	25.6p	18.6p	38%	€0.59	€0.43	37%	+44%
Adjusted earnings per share	33.6p	31.5p	+7%	€0.76	€0.70	+9%	+11%
Dividend per share	15.9p	14.4p	+10%	€0.406	€0.359	+13%

Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expect to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2005 average and hedge exchange rates.

ENQUIRIES	Sybella Stanley (Investors)	Patrick Kerr (Media)
	+44 20 7166 5630	+44 20 7166 5646

Reed Elsevier Preliminary Statement 2006     3
FINANCIAL HIGHLIGHTS
(Growth rates at constant currencies unless otherwise indicated)
Revenue growth and underlying margin improvement
Revenues were up 6% and adjusted operating profits were up 9% at constant currencies.
Organic revenue growth was 5% despite the weak education markets. Organic adjusted operating profit was 8% reflecting underlying margin improvement across the rest of the business.
Revenue growth was driven by a 10% increase in digital revenues representing the payback on the continuing investment in new electronic product, innovative marketing and expanded sales coverage.
The 0.7% point improvement in underlying margin reflects the impact of higher revenue growth combined with continuing cost actions to improve operational efficiency as the business migrates online.
Overall operating margin was up 0.3% points at reported exchange rates, impacted by the US dollar decline as it works its way through the Elsevier subscriptions rolling currency hedging programme.
Strong cash flow and increasing returns on capital
The quality of the earnings is underpinned by the strong cash flow, with 95% of operating profits converting into cash.
Increasing profitability and capital discipline drove the return on capital employed in the business 0.4% points higher to 9.8% post tax. The recent acquisitions to accelerate strategy in e-health, legal solutions, risk management and business to business online are contributing well to the development of the business and are on track to deliver a return on capital of 10% within three years, with good growth in returns thereafter.
Growth in adjusted earnings and dividends
Growth in adjusted earnings per share at constant currencies was 11%. The impact of the weaker US dollar, including the impact on the currency hedging programme, gives, at reported exchange rates, adjusted earnings growth of 7% for Reed Elsevier PLC to 33.6p and 9% for Reed Elsevier NV to €0.76.
The Boards are recommending an increase in the equalised final dividends for Reed Elsevier PLC and Reed Elsevier NV of 10% and 14% respectively, to give total dividends for the year up 10% and 13% (the differential growth rates reflect movements in the sterling/euro exchange rate).
Dividends paid in the year, together with share buybacks under the share repurchase programme, have distributed £588m/€864m to shareholders, representing 72% of free cash flow.
Reported earnings per share
Reported earnings per share (taking into account the amortisation of acquired intangible assets, disposal gains and losses, and movements in deferred tax balances not expected to crystallise in the near term) were up 38% expressed in sterling and 37% in euros at 25.6p and €0.59 for Reed Elsevier PLC and Reed Elsevier NV respectively. This growth reflects the improvement in underlying operating performance together with a lower reported tax charge including the favourable settlement of tax on prior year disposals and movements in deferred tax balances not expected to crystallise in the near term.

Reed Elsevier Preliminary Statement 2006     4
SHARPENED STRATEGIC FOCUS
Following a detailed review Reed Elsevier is sharpening its strategic focus to best capitalise on the growing digital opportunities in its markets. Reed Elsevier will derive the best returns on its brand franchises and digital investments by focusing on the Science, Medical, Legal and Business markets. Accordingly Reed Elsevier has announced the planned sale of the Harcourt Education division.
The strategy is focused on four priorities, closely linked to financial strategy.
Deliver authoritative content through leading brands
Reed Elsevier delivers authoritative, and to a great extent proprietary, content of the highest quality through market leading brands. In its publications and services Reed Elsevier’s professional customers find the essential data, analysis and comment to support their decisions. Editorial investment and selective acquisitions are generating new sources of content to widen the product offering to customers, and to expand into new segments and geographic regions. As online information sources increase, Reed Elsevier’s trusted leadership brands play a vital role.
Drive online solutions
Over the last five years digital revenues have built to £2.0bn/€2.9bn, or 37% of total revenues. Authoritative information, technology enabled and increasingly integrated into customer workflows, is making Reed Elsevier’s customers more effective professionally and making Reed Elsevier a more valued partner.
As Reed Elsevier’s customers and core markets rapidly migrate online, there are opportunities to leverage its leadership brands and authoritative proprietary content. Digital technology enables Reed Elsevier to move up the value chain with its customers by providing a range of innovative solution orientated products that become embedded in their workflow. This will play a major part in Reed Elsevier’s strategy going forward.
Improve cost efficiency
Digital growth and an increasingly synergistic portfolio provide opportunities to further leverage scale and commonalities across the business, sharing skill sets, resources and collective experience. Substantial cost savings have been made over the last five years, and there are further opportunities across the supply chain and in technology and infrastructure to continue this progress. Improving cost efficiency remains a fundamental feature of Reed Elsevier.
Selective portfolio development
In addition to significant internal investment, Reed Elsevier will continue to allocate capital and resources to pursue selective acquisition opportunities that accelerate its strategy and overall business progress. Reed Elsevier has spent £1.6bn/€2.1bn on acquisitions over the last five years, focused on strong brands and proprietary content, customer workflow solutions, leading technologies and expansion into attractive adjacent markets, most notably in legal solutions, risk management, health and e-business.
Financial strategy
Reed Elsevier expects progress in the development of its digital business to deliver good revenue growth and, with improvements in cost efficiency, this will flow through at a higher rate to operating profitability. Additional financial benefits are delivered through leverage and fiscal efficiency. With an increasing and substantial portion of the revenues being delivered by subscription based products and the trend to longer term contracts, Reed Elsevier will be a more predictable business.

Reed Elsevier Preliminary Statement 2006     5
Reed Elsevier aims to distribute 70-80% of free cash flow through dividends and share buybacks. The balance (£229m/€337m in 2006) will be invested in the business, mainly through acquisitions, so maintaining capital efficiency aligned to its strategy. Reed Elsevier aims to maintain its credit rating in order to take advantage of opportunities within its markets and access the cheapest sources of borrowing, particularly the commercial paper markets.
This business and financial strategy is directed at delivering good revenue growth, continuous margin improvement, strong cash generation and growing returns on capital. These are targeted to deliver consistent adjusted earnings per share growth of a minimum 10% annually at constant currencies. This strategy is supported by long term incentive programmes which are based on growth in adjusted earnings per share and total shareholder return relative to a peer group of media companies.
OUTLOOK
Going into 2007, market conditions are generally favourable. Elsevier, LexisNexis and Reed Business are expected to make further good progress in the development of Reed Elsevier’s digital business as well as show good revenue momentum and margin improvement.
The financial goal is for a minimum of 10% annual adjusted earnings per share growth at constant currencies. Adjusted earnings per share for 2007 will however be influenced by the timing of the sale of the highly seasonal education business.

Reed Elsevier Preliminary Statement 2006     6
DIVISIONAL PERFORMANCE SUMMARY
(Growth rates at constant currencies unless otherwise indicated)
Elsevier delivered revenues and adjusted operating profits ahead 8% and 10% respectively at constant currencies, or 5% and 8% before acquisitions and disposals. Growth was driven by strong subscription renewals and widening distribution of its scientific and medical journals and databases, as well as new online product sales and a successful book publishing programme. In Health, our market strategies in electronic health information services are accelerating through the launch of electronic reference materials, medical education resources, and specialist information services and workflow tools to enhance the efficacy of clinical diagnosis and treatment.
LexisNexis saw revenues and adjusted operating profits up 8% and 13% respectively at constant currencies, or 7% and 13% before acquisitions. Subscription renewals were strong, good growth was seen in new sales of its online information solutions, both in the US and internationally, and in the Risk Information and Analytics business. The Total Solutions strategy launched in the year has gained good traction in the market, focused on the distinctive needs of lawyers across major areas of their workflow. In Risk Information and Analytics, the Seisint business saw strong revenue growth and delivered a 10% post tax return in only its second full year of ownership.
Harcourt Education held revenues flat at constant currencies despite a weaker market. Adjusted underlying operating profits were 20% lower, largely reflecting investment ahead of the much stronger 2007 state textbook adoption market and the significant impact of underperformance and contract cost overruns in assessment. Harcourt’s US basal and supplemental businesses performed well to grow revenues 1% against a textbook market estimated to be down 6%. Harcourt won the leading share, at 38%, in the new state textbook adoptions in which it participated and the supplemental business saw a good market response to its new publishing.
Reed Business revenues and adjusted operating profits were up 5% and 14% respectively at constant currencies, both in total and underlying. The online information services grew at over 20%, more than compensating for print migration, and the Exhibition business performed strongly. Reed Business has grown its digital revenues to $400m over the last five years almost entirely through organic investment and new product launches, leveraging its brands, content and market positions. With 24% of the revenues of the magazines and information businesses now from online services, the overall growth trajectory is encouraging.

					%
		£		€	Change at
	2006	2005	2006	2005	constant
	£m	£m	€m	€m	currencies

Revenue
Elsevier	1,521	1,436	2,236	2,097	+8%
LexisNexis	1,570	1,466	2,308	2,140	+8%
Harcourt Education	889	901	1,307	1,315	0%
Reed Business	1,418	1,363	2,084	1,990	+5%

Total	5,398	5,166	7,935	7,542	+6%

Adjusted operating profit
Elsevier	465	449	683	655	+10%
LexisNexis	380	338	559	493	+13%
Harcourt Education	129	161	190	235	-19%
Reed Business	241	214	354	313	+14%
Unallocated items	(5)	(20)	(7)	(29)

Total	1,210	1,142	1,779	1,667	+9%

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures. Adjusted operating profit is stated before the amortisation of acquired intangible assets and acquisition integration costs. The reported operating profit figures are set out in Note 2 to the combined financial information and reconciled to the adjusted figures in Note 4.

Reed Elsevier Preliminary Statement 2006     7
Operating and financial review
Elsevier

					%
		£		€	Change
	2006	2005	2006	2005	at constant
	£m	£m	€m	€m	currencies

Revenue
Science & Technology	792	785	1,164	1,146	+4%
Health Sciences	729	651	1,072	951	+13%

	1,521	1,436	2,236	2,097	+8%

Adjusted operating profit	465	449	683	655	+10%
Adjusted operating margin	30.6%	31.3%	30.6%	31.3%	+0.7pts

Elsevier had a successful year, with strong subscription renewals, widening distribution of its scientific and medical journals and databases, growing new online product sales and a successful book publishing programme.
Revenues and adjusted operating profits were ahead 8% and 10% respectively at constant currencies, or 5% and 8% before acquisitions and disposals. Underlying operating margins were 0.9 percentage points ahead before acquisition and currency effects, driven by revenue growth, stabilising investment levels and further supply chain efficiency.
The Science & Technology business saw organic revenue growth of 5% at constant currencies reflecting strong journal subscription renewals, at 97%, widening distribution through an expanded sales force, and good growth in online databases. ScienceDirect usage continues to grow at over 20% and e-only contracts now account for 45% of journal subscription revenues. The Scopus abstract and indexing database has been well received in the market and is seeing good conversion of trials into firm contracts.
Early in the year, the Science & Technology business was reorganised into a more market-focused organisation, to better serve large academic and government institutions as well as to focus more directly on smaller and mid sized institutions, the corporate sector, and societies and individuals. Customer satisfaction scores have significantly improved during the year as a result of the sustained programme to improve service levels, and new products and marketing strategies are being developed for under penetrated segments.
In Health Sciences, revenue growth was 13% at constant currencies, or 6% underlying. Strong growth was seen in the nursing and allied health professional sectors and in new society journal publishing. Online revenues are growing rapidly, up 37% in total, as the medical community increasingly adopts online information services to drive productivity and enhance outcomes. The year saw increasing penetration of the ScienceDirect and MDConsult products and further launches made and planned of electronic reference materials, medical education resources, and specialist information services and workflow tools.
The integration of the MediMedia MAP businesses acquired in August 2005 is now complete with revenue growth initiatives building momentum and adjusted operating margins improved significantly. The acquisition in May of the Gold Standard drug information database and related products is accelerating our market strategies in electronic health information services to enhance the efficacy of clinical diagnosis and treatment. In December, the Endeavor software business was sold following a reappraisal of its position within Elsevier’s overall market strategies.
At reported exchange rates, adjusted operating margins were 0.7 percentage points lower largely reflecting the low, but rapidly improving, margins of the MediMedia acquisition made in 2005 as well as the impact of the rolling three year currency hedging programme as the US dollar decline over the last few years works its way through the hedge rates.
The outlook for Elsevier is positive. Subscription renewals are strong, customer satisfaction is improving, our publishing programmes are expanding, new electronic product is developing well, and distribution is widening.

Reed Elsevier Preliminary Statement 2006     8
Operating and financial review
LexisNexis

					%
		£		€	Change
	2006	2005	2006	2005	at constant
	£m	£m	€m	€m	currencies

Revenue
LexisNexis
United States	1,129	1,061	1,660	1,549	+8%
International	441	405	648	591	+9%

	1,570	1,466	2,308	2,140	+8%

Adjusted operating profit	380	338	559	493	+13%
Adjusted operating margin	24.2%	23.1%	24.2%	23.1%	+1.1pts

LexisNexis had a successful year. Subscription renewals were strong, good growth was seen in new sales of its online information solutions both in the US and internationally, and further good growth was seen in risk information and analytics.
Revenues and adjusted operating profits were up 8% and 13% respectively at constant currencies, or 7% and 13% before acquisitions. This 7% organic revenue growth compares with 6% in 2005 and 4% in 2004 and reflects the strengthening momentum in the business. The adjusted operating margin was 1.1 percentage points higher reflecting the good revenue growth and tight cost control.
In US Legal Markets, strong subscription renewals and additional online information and solutions sales to both large and small firms drove organic growth of 6%. The Total Solutions strategy launched in the year has gained good traction in the market, focused on the distinctive needs of lawyers across four major areas of their workflow: litigation, client development, research and practice management. An integrated solutions product was also launched for the risk management market. The product portfolio was expanded through organic development and selective acquisition: Casesoft (litigation case analysis), Dataflight (online repository and tools for evidence management).
In Corporate and Public Markets organic revenue growth was 8% with continued strengthening in online news and business information, higher patent volumes and strong demand in risk management. The Seisint business acquired in September 2004 saw continued strong revenue growth and LexisNexis’ existing risk management business has now been fully migrated to the Seisint technology platform. The Seisint business delivered a 10% post tax return in only its second full year of ownership, and returns continue to grow.
The LexisNexis International business outside the US saw underlying revenue growth of 8% driven by the growing demand for LexisNexis’ online information services across its markets and new publishing. The Total Solutions strategy is also being rolled out in these international markets behind increasing online penetration. In the UK this was accelerated with the acquisition of Visualfiles (case management and compliance tools). Particularly strong growth was seen in the UK, France, Germany, Canada and South Africa.
The outlook for LexisNexis is positive. Revenue momentum is good, with strong subscription renewals, increasing take up of new online services and total solutions across our markets, and strong demand growth in risk management.

Reed Elsevier Preliminary Statement 2006     9
Operating and financial review
Harcourt Education

					%
		£		€	Change
	2006	2005	2006	2005	at constant
	£m	£m	€m	€m	currencies

Revenue
Harcourt Education
US Schools & Testing	796	806	1,170	1,177	0%
International	93	95	137	138	+1%

	889	901	1,307	1,315	0%

Adjusted operating profit	129	161	190	235	-19%
Adjusted operating margin	14.5%	17.9%	14.5%	17.9%	-3.4pts

Harcourt Education’s basal textbook and supplemental businesses performed well against a weaker education market to hold overall revenues flat. Profits were lower through investment ahead of major adoptions and underperformance in assessment.
Revenues at Harcourt Education were flat against the prior year at constant currencies, whilst adjusted operating profits were 19% lower, or 20% lower before minor disposals. Adjusted operating margin was 3.4 percentage points lower at 14.5% largely reflecting sales and marketing investment ahead of the much stronger 2007 adoption market, sales mix and the impact of the underperformance in assessment.
The Harcourt US K-12 basal and supplemental businesses have performed well both achieving 1% revenue growth in a US textbook market estimated to be down around 6%. (The weaker market reflects the state textbook adoption cycle and reduced spending by elementary schools in non-adoption states partly as a result of significant prior year spending on federally supported Reading First programmes.) Harcourt won the leading market share, at 38%, in new state textbook adoptions in which it participated, with great success from new publishing particularly in the secondary schools market in literature and language arts, science and social studies. A good market response to new publishing in the supplemental business, and more manageable backlist attrition, continues the recovery in this business as it replaces traditional supplemental product with more comprehensive intervention programmes, and reorientates sales and marketing activities from individual school to district level.
The assessment business saw revenues 4% lower reflecting the net loss of state testing contracts and lower catalog sales. Operational difficulties surrounding a major state testing contract and knock on effects on other contracts resulted in significant cost overruns. New management were appointed in the year and organisational changes made which are beginning to make a real difference to the business. Whilst revenues are expected to decline further due to lost contracts, the actions taken have positioned the business for a recovery in performance and margin this year and next.
The Harcourt Education International business saw revenues 1% higher. Strong growth in South Africa and in UK export sales were offset by a weak performance in a flat UK market.
The outlook for Harcourt Education is positive. The textbook adoption cycle has entered a strong growth phase, the new textbook programmes for 2007 are being well received in the market, and the pipeline is strong with a high level of development activity. The new publishing in the supplemental business is gaining momentum and assessment is on a firm recovery path. Organisational changes in the business are expected to deliver increasingly integrated market strategies and significant further cost efficiencies.

Reed Elsevier Preliminary Statement 2006     10
Operating and financial review
Reed Business

					%
		£		€	Change
	2006	2005	2006	2005	at constant
	£m	£m	€m	€m	currencies

Revenue
Reed Business Information	896	892	1,317	1,302	+1%
Reed Exhibitions	522	471	767	688	+12%

	1,418	1,363	2,084	1,990	+5%

Adjusted operating profit	241	214	354	313	+14%
Adjusted operating margin	17.0%	15.7%	17.0%	15.7%	+1.3pts

Reed Business has had a successful year. The online information services grew rapidly, more than compensating for print migration, and the exhibitions business again performed strongly.
Revenues and adjusted operating profits were 5% and 14% ahead respectively at constant currencies, with acquisitions and disposals having no overall effect on these growth rates. Adjusted operating margins were 1.3 percentage points higher, reflecting the strong growth in the exhibitions business and tight cost control.
At Reed Exhibitions, revenues were 12% higher, or 10% underlying. Strong growth was seen in key shows across the principal geographies in the US, Europe and Asia Pacific, with particularly good performances in Japan and in the international Midem entertainment and property shows held in Cannes. Whilst much of B2B marketing is moving online, the demand for exhibitions remains very strong as exhibitors and buyers place great value on physical meetings and events to balance other information sources and connections. Underlying profit growth was 16% including 6% from share of joint ventures cycling in. The net effect of other biennial shows cycling in and out is broadly neutral. The Sinopharm exhibitions acquired in a joint venture in China in 2005 are performing well ahead of plan and new shows are to be launched in 2007.
The Reed Business Information magazine and information businesses saw continued strong underlying growth in online services of over 20%, more than compensating for the 3% decline in print as the business migrates online. Overall RBI revenues were up 2% underlying. With 24% of revenues now from online services, the overall growth trajectory is encouraging. Adjusted operating profits were up 12% through continued action on costs as resources are rebalanced to the digital opportunity.
In the US, RBI underlying revenues were 2% lower. Online revenues are growing rapidly, particularly from advertising in community sites and new services, and are close to offsetting the print decline seen across most sectors. In the UK, RBI underlying revenues were up 6% reflecting the strong growth in online recruitment (up 39%) and online subscription services (up 17%). Online revenues now account for 41% of RBI UK revenues with strong growth and new launches set to increase this further. Print revenues benefited from innovative publishing and design. In continental Europe underlying revenues were up 3%, with again good growth in new online services and some further recovery in advertising markets. Revenues in Asia grew 6%.
As part of a repositioning of the portfolio, the US manufacturing product news tabloid business was sold during the year as well as a number of other titles and North American manufacturing shows. In January 2007 RBI acquired Buyerzone, a fast growing online service for matching vendors and buyers in procurement tendering that can be leveraged across RBI’s categories.
The outlook for Reed Business is encouraging. Strong demand for online services, good growth in exhibitions and ongoing portfolio management are steadily repositioning the business for good long term growth.

Reed Elsevier Preliminary Statement 2006     11
Operating and financial review
Financial review
REED ELSEVIER COMBINED BUSINESSES
Income statement
Revenue, at £5,398m/€7,935m, increased by 4% expressed in sterling and 5% expressed in euros. At constant exchange rates, revenue was 6% higher, or 5% excluding acquisitions and disposals.
Reported figures
Reported operating profit, after amortisation of acquired intangible assets and acquisition integration costs, at £880m/€1,294m, was up 5% in sterling and 6% in euros. The increase reflects the strong underlying operating performance, partly offset by the effect of a weaker US dollar hedge rate applicable for Elsevier journal subscription revenues and other currency translation effects.
The amortisation charge in respect of acquired intangible assets amounted to £297m/€436m, up £21m/€33m, principally as a result of recent acquisitions.
Acquisition integration costs amounted to £23m/€34m (2005: £21m/€30m). Net losses on business disposals and other non-operating items were £1m/€1m (2005: net gain £2m/€2m).
The reported profit before tax, including amortisation of acquired intangible assets, acquisition integration costs and non operating items, at £721m/€1,060m, was up 3% expressed in sterling and 4% in euros.
The reported tax charge of £96m/€141m compares with a charge of £237m/€346m in the prior year principally reflecting favourable settlement of tax on prior year disposals and movements on deferred tax balances arising on unrealised exchange differences on long term inter-affiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.
The reported attributable profit of £623m/€916m compares with a reported attributable profit of £462m/€675m in 2005, reflecting the strong operating performance and the lower reported tax charge.
Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2005 average and hedge exchange rates.
Adjusted operating profit, at £1,210m/€1,779m, was up 6% expressed in sterling and up 7% in euros. At constant exchange rates, adjusted operating profits were up 9%, or 8% excluding acquisitions and disposals. Underlying operating margins improved by 0.7 percentage points. Overall adjusted operating margins, up 0.3 percentage points at 22.4%, were held back by the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates in Elsevier’s journal subscriptions. (The net benefit of the Elsevier science journal hedging programme is lower in 2006 than in 2005 as the effect of the weaker US dollar is systematically incorporated within the three year rolling hedging programme.)
Within adjusted operating profit, the net pension expense (including the net pension financing items included within operating profit) was £20m/€28m lower than in the prior year principally reflecting a wider differential between the return on plan assets and interest on pension obligations. The charge for share based payments was £49m/€72m (2005: £57m/€83m). Restructuring costs, other than in respect of acquisition integration, were £21m/€31m (2005: £25m/€37m).
Net finance costs, at £158m/€233m, were £18m/€29m higher than in the prior year due to higher short term interest rates and the financing cost of acquisitions and the share repurchase programme, partly offset by the benefit of strong free cash flow.
Adjusted profit before tax was £1,052m/€1,546m, up 5% compared to the prior year expressed in sterling and 6% in euros. At constant exchange rates, adjusted profit before tax was up 9%.
The effective tax rate on adjusted earning was 24.1% (2005: 24.6%). The effective tax rate on adjusted earnings excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.

Reed Elsevier Preliminary Statement 2006      12
Operating and financial review
The adjusted profit attributable to shareholders of £796m/€1,170m was up 6% compared to the prior year expressed in both sterling and euros. At constant exchange rates, adjusted profit attributable to shareholders was up 9%.
Cash flows and debt
Adjusted operating cash flow was £1,152m/€1,693m, up 7% expressed in both sterling and euros, and 7% at constant currencies. The rate of conversion of adjusted operating profits into cash flow was 95% (2005: 95%) reflecting the continuing focus on capital discipline and managing working capital as the business expands.
Capital expenditure included within adjusted operating cash flow was £196m/€288m (2005: £195m/€285m), including £108m/€159m in respect of capitalised development costs included within intangible assets. Spend on acquisitions was £171m/€251m including deferred consideration payable. An amount of £87m/€128m was capitalised as acquired intangible assets and £102m/€150m as goodwill. Acquisition integration spend in respect of these and other recent acquisitions amounted to £26m/€37m principally in respect of the MediMedia MAP integration. Disposal proceeds amounted to £48m/€70m.
Free cash flow – after interest and taxation – was £817m/€1,201m, up £53m/€85m. Dividends paid to shareholders in the year amount to £371m/€545m (2005: £336m/€491m). Share repurchases by the parent companies amounted to £217m/€319m. Additional shares of the parent companies were purchased by the employee benefit trust for £68m/€100m to meet future obligations in respect of share based remuneration. Net proceeds from share issuance under share option programmes were £93m/€137m.
Net borrowings at 31 December 2006 were £2,314m/€3,448m (2005: £2,694m/€3,933m), a decrease of £380m in sterling and €485m in euros since 31 December 2005 principally due to foreign exchange translation effects following the significant weakening of the US dollar between the beginning and end of the year. These translation effects decreased net debt expressed in sterling by £277m and in euros by €333m. Additionally, net debt benefited from the free cash flow less dividends and share buy backs and acquisition spend.
Gross borrowings after fair value adjustments at 31 December 2006 amounted to £3,006m/€4,479m, denominated mostly in US dollars, and were partly offset by the fair value of related derivatives of £173m/€257m and cash balances totalling £519m/€774m invested in short term deposits and marketable securities. After taking into account interest rate and currency derivatives, a total of 68% of Reed Elsevier’s gross borrowings (equivalent to 88% of net borrowings) were at fixed rates and had a weighted average remaining life of 5.2 years and interest coupon of 5.2%.
The net pension deficit, ie pensions obligations less pension assets, at 31 December 2006 was £236m/€351m (2005: £405m/€591m). The reduction in the deficit of £169m/€240m principally arises from the good asset returns and the increase in long term corporate bond yields which are used to discount the pension obligations.
Capital employed and returns
The capital employed in the business at 31 December 2006 was £9,079m/€13,528m (2005: £9,705m/ €14,169m), after adding back accumulated amortisation of acquired intangible assets and goodwill. The decrease of £626m/€641m principally arises from currency translation effects (£913m/€1,063m), most particularly from the weakening of the US dollar between 1 January and 31 December 2006, partly offset by acquisition spend of £163m/€240m and the lower net pension deficit.
The return on average capital employed in the year was 9.8% (2005: 9.4%). This return is based on adjusted operating profits, less tax at the 24% effective rate, and the average of the capital employed at the beginning and end of the year retranslated at average exchange rates. The improvement in the year reflects the good underlying profit growth and capital discipline.
Acquisitions typically dilute the overall return initially, but build quickly to deliver longer term returns well over Reed Elsevier’s average for the business. The recent acquisitions made in the years 2004 to 2006 are delivering post tax returns in 2006 of 10%, 6% and proforma 5% respectively and continue to grow well.

Reed Elsevier Preliminary Statement 2006      13
Operating and financial review
PARENT COMPANIES
For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were respectively up 7% at 33.6p (2005: 31.5p) and 9% at €0.76 (2005: €0.70). At constant rates of exchange, the adjusted earnings per share of both companies increased by 11% over the prior year.
Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 20.6 million ordinary shares of Reed Elsevier PLC and 13.4 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added approximately 0.5% to adjusted earnings per share in 2006.
The reported earnings per share for Reed Elsevier PLC shareholders was 25.6p (2005: 18.6p) and for Reed Elsevier NV shareholders was €0.59 (2005: €0.43).
The equalised final dividends proposed are 11.8p per share for Reed Elsevier PLC and €0.304 per share for Reed Elsevier NV up 10% and 14% on the prior year respectively. This gives total dividends for the year of 15.9p and €0.406, up 10% and 13% on 2005 respectively. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.
Dividend cover, based on adjusted earnings per share and the total of the interim and proposed final dividend for the year, was 2.1 times for Reed Elsevier PLC and 1.9 times for Reed Elsevier NV. Measured for the combined businesses on a similar basis, dividend cover was 2.0 times.

FORWARD LOOKING STATEMENTS
This Preliminary Statement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’ and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

Reed Elsevier Preliminary Statement 2006     14
Combined financial information
Combined income statement
For the year ended 31 December 2006

			£		€
		2006	2005	2006	2005
	Note	£m	£m	€m	€m

Revenue	2	5,398	5,166	7,935	7,542
Cost of sales		(1,983)	(1,890)	(2,915)	(2,759)

Gross profit		3,415	3,276	5,020	4,783
Selling and distribution costs		(1,148)	(1,120)	(1,688)	(1,635)
Administration and other expenses		(1,405)	(1,333)	(2,065)	(1,946)

Operating profit before joint ventures		862	823	1,267	1,202
Share of results of joint ventures		18	16	27	23

Operating profit	2	880	839	1,294	1,225

Finance income		21	36	31	52
Finance costs		(179)	(176)	(264)	(256)

Net finance costs		(158)	(140)	(233)	(204)

Disposals and other non operating items		(1)	2	(1)	2

Profit before tax		721	701	1,060	1,023
Taxation		(96)	(237)	(141)	(346)

Net profit for the year		625	464	919	677

Attributable to:
Parent companies’ shareholders		623	462	916	675
Minority interests		2	2	3	2

Net profit for the year		625	464	919	677

Adjusted profit figures are presented in note 4 as additional performance measures.

Reed Elsevier Preliminary Statement 2006     15
Combined financial information
continued
Combined cash flow statement
For the year ended 31 December 2006

			£		€
		2006	2005	2006	2005
	Note	£m	£m	€m	€m

Cash flows from operating activities
Cash generated from operations	3	1,304	1,223	1,917	1,786
Interest paid		(172)	(153)	(253)	(223)
Interest received		12	11	18	16
Tax paid		(170)	(171)	(250)	(250)

Net cash from operating activities		974	910	1,432	1,329

Cash flows from investing activities
Acquisitions		(163)	(317)	(240)	(463)
Purchase of property, plant and equipment		(88)	(93)	(129)	(136)
Expenditure on internally developed intangible assets		(108)	(102)	(159)	(149)
Purchase of investments		(9)	(3)	(13)	(4)
Proceeds from disposal of property, plant and equipment		2	8	3	12
Proceeds from other disposals		48	36	70	52
Dividends received from joint ventures		16	16	24	23

Net cash used in investing activities		(302)	(455)	(444)	(665)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies		(371)	(336)	(545)	(491)
Increase/(decrease) in bank loans, overdrafts and commercial paper		72	(492)	105	(718)
Issuance of other loans		407	544	598	794
Repayment of other loans		(337)	(90)	(495)	(132)
Repayment of finance leases		(12)	(13)	(18)	(19)
Proceeds on issue of ordinary shares		93	25	137	37
Purchase of treasury shares		(285)	(27)	(419)	(39)

Net cash used in financing activities		(433)	(389)	(637)	(568)

Increase in cash and cash equivalents		239	66	351	96

Movement in cash and cash equivalents
At start of year		296	225	432	317
Increase in cash and cash equivalents		239	66	351	96
Exchange translation differences		(16)	5	(9)	19

At end of year		519	296	774	432

Adjusted operating cash flow figures are presented in note 4 as additional performance measures.

Reed Elsevier Preliminary Statement 2006     16
Combined financial information
continued
Combined balance sheet
As at 31 December 2006

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

Non-current assets
Goodwill	2,802	3,030	4,175	4,424
Intangible assets	2,524	2,979	3,761	4,349
Investments in joint ventures	73	71	108	104
Other investments	50	44	75	64
Property, plant and equipment	298	314	444	458
Net pension assets	20	—	30	—
Deferred tax assets	170	266	253	388

	5,937	6,704	8,846	9,787

Current assets
Inventories and pre-publication costs	633	630	943	920
Trade and other receivables	1,443	1,437	2,150	2,098
Cash and cash equivalents	519	296	774	432

	2,595	2,363	3,867	3,450

Assets held for sale	—	60	—	88

Total assets	8,532	9,127	12,713	13,325

Current liabilities
Trade and other payables	1,934	1,982	2,882	2,893
Borrowings	921	900	1,372	1,314
Taxation	479	556	714	813

	3,334	3,438	4,968	5,020

Non-current liabilities
Borrowings	2,085	2,264	3,107	3,305
Deferred tax liabilities	850	980	1,266	1,431
Net pension obligations	256	405	381	591
Provisions	28	44	42	64

	3,219	3,693	4,796	5,391

Liabilities associated with assets held for sale	—	11	—	16

Total liabilities	6,553	7,142	9,764	10,427

Net assets	1,979	1,985	2,949	2,898

Capital and reserves
Combined share capitals	191	190	285	277
Combined share premiums	1,879	1,805	2,800	2,635
Combined shares held in treasury	(377)	(93)	(562)	(136)
Translation reserve	(136)	89	(201)	130
Other combined reserves	409	(21)	607	(30)

Combined shareholders’ equity	1,966	1,970	2,929	2,876
Minority interests	13	15	20	22

Total equity	1,979	1,985	2,949	2,898

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 14 February 2007.

Reed Elsevier Preliminary Statement 2006      17
Combined financial information
continued
Combined statement of recognised income and expense
For the year ended 31 December 2006

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

Net profit for the year	625	464	919	677

Exchange differences on translation of foreign operations	(244)	180	(300)	346
Actuarial gains/(losses) on defined benefit pension schemes	139	(37)	204	(54)
Fair value movements on available for sale investments	3	3	4	4
Fair value movements on cash flow hedges	54	(10)	79	(15)
Tax recognised directly in equity	(60)	(3)	(88)	(4)

Net (expense)/income recognised directly in equity	(108)	133	(101)	277

Transfer to net profit from hedge reserve (net of tax)	(5)	(19)	(7)	(28)

Total recognised income and expense for the year	512	578	811	926

Attributable to:
Parent companies’ shareholders	510	576	808	924
Minority interests	2	2	3	2

Total recognised income and expense for the year	512	578	811	926

Combined shareholders’ equity reconciliation
For the year ended 31 December 2006

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

Total recognised net income attributable to the parent companies’ shareholders	510	576	808	924
Dividends declared	(371)	(336)	(545)	(491)
Issue of ordinary shares, net of expenses	93	25	137	37
Increase in shares held in treasury	(285)	(27)	(419)	(39)
Increase in share based remuneration reserve	49	57	72	83

Net (decrease)/increase in combined shareholders’ equity	(4)	295	53	514
Combined shareholders’ equity at start of year	1,970	1,675	2,876	2,362

Combined shareholders’ equity at end of year	1,966	1,970	2,929	2,876

Reed Elsevier Preliminary Statement 2006      18
Notes to the combined financial information
1 Basis of preparation
The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”). The combined financial information has been abridged from the audited combined financial statements for the year ended 31 December 2006. Financial information is presented in both sterling and euros.
The combined financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2005 on pages 60 to 64. The combined financial information has been prepared in accordance with those accounting policies.
2 Segment analysis
Revenue

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

Business segment
Elsevier	1,521	1,436	2,236	2,097
LexisNexis	1,570	1,466	2,308	2,140
Harcourt Education	889	901	1,307	1,315
Reed Business	1,418	1,363	2,084	1,990

Total	5,398	5,166	7,935	7,542

Geographical origin
North America	2,979	2,888	4,379	4,216
United Kingdom	898	870	1,320	1,270
The Netherlands	503	500	739	730
Rest of Europe	685	601	1,007	878
Rest of world	333	307	490	448

Total	5,398	5,166	7,935	7,542

Geographical market
North America	3,082	2,974	4,531	4,342
United Kingdom	592	568	870	829
The Netherlands	202	202	297	295
Rest of Europe	880	804	1,294	1,174
Rest of world	642	618	943	902

Total	5,398	5,166	7,935	7,542

Reed Elsevier Preliminary Statement 2006       19
Notes to the combined financial information
2 Segment analysis continued
Adjusted operating profit

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

Business segment
Elsevier	465	449	683	655
LexisNexis	380	338	559	493
Harcourt Education	129	161	190	235
Reed Business	241	214	354	313

Subtotal	1,215	1,162	1,786	1,696
Corporate costs	(39)	(32)	(57)	(47)
Unallocated net pension credit	34	12	50	18

Total	1,210	1,142	1,779	1,667

Geographical origin
North America	602	595	885	869
United Kingdom	199	186	293	271
The Netherlands	176	166	259	242
Rest of Europe	172	141	253	206
Rest of world	61	54	89	79

Total	1,210	1,142	1,779	1,667

Adjusted operating profit figures are presented as additional performance measures. They are stated before the amortisation of acquired intangible assets and acquisition integration costs, and are grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 4. The unallocated net pension credit of £34m/€50m (2005: £12m/€18m) comprises the expected return on pension scheme assets of £178m/€262m (2005: £149m/€218m) less interest on pension scheme liabilities of £144m/€212m (2005: £137m/€200m).
Operating profit

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

Business segment
Elsevier	395	396	581	578
LexisNexis	264	218	388	318
Harcourt Education	43	87	63	127
Reed Business	183	158	269	231

Subtotal	885	859	1,301	1,254
Corporate costs	(39)	(32)	(57)	(47)
Unallocated pension credit	34	12	50	18

Total	880	839	1,294	1,225

Geographical origin
North America	364	364	535	531
United Kingdom	166	158	244	231
The Netherlands	173	161	254	235
Rest of Europe	120	106	177	155
Rest of world	57	50	84	73

Total	880	839	1,294	1,225

Share of post-tax results of joint ventures of £18m/€27m (2005: £16m/€23m) included in operating profit and adjusted operating profit comprises £3m/€5m (2005: £3m/€4m) relating to LexisNexis and £15m/€22m (2005: £13m/€19m) relating to Reed Business.

Reed Elsevier Preliminary Statement 2006      20
Notes to the combined financial information
3 Combined cash flow statement
Reconciliation of operating profit before joint ventures to cash generated from operations

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

Operating profit before joint ventures	862	823	1,267	1,202

Amortisation of acquired intangible assets	297	276	436	403
Amortisation of internally developed intangible assets	71	57	104	83
Depreciation of property, plant and equipment	91	87	134	127
Share based remuneration	49	57	72	83

Total non cash items	508	477	746	696

Movement in working capital	(66)	(77)	(96)	(112)

Cash generated from operations	1,304	1,223	1,917	1,786

Reconciliation of net borrowings

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

At start of year	(2,694)	(2,538)	(3,933)	(3,578)

Increase in cash and cash equivalents	239	66	351	96
(Increase)/decrease in borrowings	(130)	51	(190)	75

Changes in net borrowings resulting from cash flows	109	117	161	171

Inception of finance leases	(9)	(10)	(13)	(15)
Fair value adjustments	3	5	4	7
Exchange translation differences	277	(268)	333	(518)

At end of year	(2,314)	(2,694)	(3,448)	(3,933)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments used to hedge the fair value of fixed rate borrowings.

Reed Elsevier Preliminary Statement 2006      21
Notes to the combined financial information
4 Adjusted figures
Reed Elsevier uses adjusted figures as key performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures.
Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to acquisition integration costs.

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

Operating profit	880	839	1,294	1,225
Adjustments:
Amortisation of acquired intangible assets	297	276	436	403
Acquisition integration costs	23	21	34	30
Reclassification of tax in joint ventures	10	6	15	9

Adjusted operating profit	1,210	1,142	1,779	1,667

Profit before tax	721	701	1,060	1,023
Adjustments:
Amortisation of acquired intangible assets	297	276	436	403
Acquisition integration costs	23	21	34	30
Reclassification of tax in joint ventures	10	6	15	9
Disposals and other non operating items	1	(2)	1	(2)

Adjusted profit before tax	1,052	1,002	1,546	1,463

Profit attributable to parent companies’ shareholders	623	462	916	675
Adjustments (post tax):
Amortisation of acquired intangible assets	324	310	476	452
Acquisition integration costs	16	17	24	24
Disposals and other non operating items	(64)	(2)	(95)	(2)
Deferred tax not expected to crystallise in the near term:
Unrealised exchange differences on long term inter-affiliate lending	(22)	44	(32)	64
Acquired intangible assets	(87)	(65)	(128)	(95)
Other	6	(12)	9	(17)

Adjusted profit attributable to parent companies’ shareholders	796	754	1,170	1,101

Cash generated from operations	1,304	1,223	1,917	1,786
Dividends received from joint ventures	16	16	24	23
Purchase of property, plant and equipment	(88)	(93)	(129)	(136)
Proceeds from disposal of property, plant and equipment	2	8	3	12
Expenditure on internally developed intangible assets	(108)	(102)	(159)	(149)
Payments in relation to acquisition integration costs	26	28	37	41

Adjusted operating cash flow	1,152	1,080	1,693	1,577

Tax cash flow benefits of £5m/€7m (2005: £3m/€4m) were obtained in relation to acquisition integration costs and disposals and other non operating items.

Reed Elsevier Preliminary Statement 2006      22
Notes to the combined financial information
5 Pension schemes
Pension costs are accounted for in accordance with the International Financial Reporting Standard, IAS19, with actuarial gains and losses on defined benefit pension schemes recognised in full through the Statement of Recognised Income and Expense.
Reed Elsevier operates a number of pension schemes around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits normally dependent on the number of years service.
The net pension charge was £80m/€118m (2005: £100m/€146m), comprising £60m/€88m (2005: £79m/€115m) in relation to defined benefit pension schemes and £20m/€30m (2005: £21m/€31m) in relation to defined contribution schemes. Pension contributions made in the year amounted to £79m/€116m (2005: £68m/€99m).
At 31 December 2006, the aggregate net deficit in respect of the defined benefit schemes under IAS19 was £236m/€351m (2005: £405m/€591m).
6 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

	Income statement		Balance sheet
	2006	2005	2006	2005

Euro to sterling	1.47	1.46	1.49	1.46
US dollars to sterling	1.84	1.82	1.96	1.73
US dollars to euro	1.25	1.25	1.32	1.18

Reed Elsevier Preliminary Statement 2006       23
Reed Elsevier PLC
Summary financial information
Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings. The summary financial information has been prepared on the basis of the accounting policies of the Reed Elsevier combined businesses as set out on pages 60 to 64 of the Reed Elsevier Annual Reports and Financial Statements 2005, which are in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.
The financial information set out below has been abridged from Reed Elsevier PLC’s consolidated financial statements for the year ended 31 December 2006, which have been audited and will be filed with the UK Registrar of Companies following the Annual General Meeting. The audit report was unqualified and did not contain statements under S237(2) or (3) of the Companies Act 1985.
Consolidated income statement
For the year ended 31 December 2006

		£
	2006	2005
	£m	£m

Administrative expenses	(2)	(2)
Effect of tax credit equalisation on distributed earnings	(10)	(9)
Share of results of joint ventures	343	252

Operating profit	331	241
Finance (charges)/income	(3)	1

Profit before tax	328	242
Taxation	(8)	(7)

Profit attributable to ordinary shareholders	320	235

Earnings per ordinary share

		£
	2006	2005
	pence	pence

Basic earnings per share	25.6	18.6p
Diluted earnings per share	25.3	18.4p

Adjusted profit and earnings per share figures are presented in note 1 as additional performance measures.

Reed Elsevier Preliminary Statement 2006       24
Reed Elsevier PLC
Summary financial information
Consolidated cash flow statement
For the year ended 31 December 2006

		£
	2006	2005
	£m	£m

Cash flows from operating activities
Cash used by operations	(2)	(2)
Interest (paid)/received	(3)	1
Tax paid	(6)	(8)

Net cash used in operating activities	(11)	(9)

Dividends received from joint ventures	596	168

Cash flows from financing activities
Equity dividends paid	(186)	(168)
Proceeds on issue of ordinary shares	47	14
Purchase of treasury shares	(112)	—
Increase in net funding balances due from joint ventures	(334)	(5)

Net cash used in financing activities	(585)	(159)

Movement in cash and cash equivalents	—	—

Consolidated balance sheet
As at 31 December 2006

		£
	2006	2005
	£m	£m

Non-current assets
Investments in joint ventures	156	490
Current assets
Amounts due from joint ventures	934	600

Total assets	1,090	1,090

Current liabilities
Amounts owed to joint ventures	36	—
Payables	1	1
Taxation	13	11

	50	12

Non-current liabilities
Amounts owed to joint ventures	—	36

Total liabilities	50	48

Net assets	1,040	1,042

Capital and reserves
Called up share capital	161	160
Share premium account	1,033	987
Shares held in treasury	(200)	(49)
Capital redemption reserve	4	4
Translation reserve	(98)	31
Other reserves	140	(91)

Total equity	1,040	1,042

Approved by the board of directors, 14 February 2007.

Reed Elsevier Preliminary Statement 2006       25
Reed Elsevier PLC
Summary financial information
Consolidated statement of recognised income and expense
For the year ended 31 December 2006

		£
	2006	2005
	£m	£m

Profit attributable to ordinary shareholders	320	235
Share of joint ventures’ net (expense)/income recognised directly in equity	(57)	71
Share of joint ventures’ transfer to net profit from hedge reserve	(3)	(10)

Total recognised net income and expense for the year	260	296

Reconciliation of consolidated shareholders’ equity
For the year ended 31 December 2006

		£
	2006	2005
	£m	£m

Total recognised net income for the year	260	296
Equity dividends declared	(186)	(168)
Issue of ordinary shares, net of expenses	47	14
Increase in shares held in treasury	(151)	(14)
Increase in share based remuneration reserve	26	30
Equalisation adjustments	2	(2)

Net (decrease)/increase in shareholders’ equity	(2)	156
Shareholders’ equity at start of year	1,042	886

Shareholders’ equity at end of year	1,040	1,042

Notes to the summary financial information
1 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

				£
	Profit attributable to		Basic earnings
	ordinary shareholders		per share
	2006	2005	2006	2005
	£m	£m	pence	pence

Reported figures	320	235	25.6p	18.6p
Effect of tax credit equalisation on distributed earnings	10	9	0.8p	0.7p

Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	330	244	26.4p	19.3p
Share of adjustments in joint ventures	91	155	7.2p	12.2p

Adjusted figures	421	399	33.6p	31.5p

Reed Elsevier Preliminary Statement 2006       26
Reed Elsevier PLC
Summary financial information
Notes to the summary financial information
2 Dividends

	2006	2005	2006	2005
Dividends declared in the year	pence	pence	£m	£m

Ordinary shares of 12.5 pence each
Final for prior financial year	10.7p	9.6p	135	120
Interim for financial year	4.1p	3.7p	51	48

Total	14.8p	13.3p	186	168

The Directors of Reed Elsevier PLC have proposed a final dividend of 11.8p (2005: 10.7p). The cost of the final dividend, if approved by shareholders, is expected to be £148m. No liability has been recognised at the balance sheet date. The Reed Elsevier PLC final dividend as approved will be paid on 11 May 2007, with ex-dividend and record dates of 18 April 2007 and 20 April 2007 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

	2006	2005
Dividends paid and proposed relating to the financial year	pence	pence

Ordinary shares of 12.5 pence each
Interim (paid)	4.1p	3.7p
Final (proposed)	11.8p	10.7p

Total	15.9p	14.4p

3 Share capital and treasury shares

			2006	2005
			Shares in	Shares in
			issue net of	issue net of
	Shares in issue	Treasury shares	treasury shares	treasury shares
	millions	millions	millions	millions

Number of ordinary shares
At start of year	1,277.0	(10.8)	1,266.2	1,265.4
Issue of ordinary shares	10.4	—	10.4	3.6
Share repurchases	—	(20.6)	(20.6)	—
Purchase of shares by employee benefit trust (net)	—	(6.4)	(6.4)	(2.8)

At end of year	1,287.4	(37.8)	1,249.6	1,266.2

Average number of ordinary shares during the year			1,251.9	1,266.2

4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £2,589m at 31 December 2006 (2005: £2,705m).

Reed Elsevier Preliminary Statement 2006          27
Reed Elsevier NV
Summary financial information
Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings. The summary financial information has been prepared on the basis of the accounting policies of the Reed Elsevier combined businesses as set out on pages 60 to 64 of the Reed Elsevier Annual Reports and Financial Statements 2005, which are in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.
The financial information in respect of the year ended 31 December 2006 has been extracted from the consolidated financial statements of Reed Elsevier NV which have been audited and received an unqualified audit report.
Consolidated income statement
For the year ended 31 December 2006

		€
	2006	2005
	€m	€m

Administrative expenses	(3)	(3)
Share of results of joint ventures	455	339

Operating profit	452	336
Finance income	7	2

Profit before tax	459	338
Taxation	(1)	—

Profit attributable to ordinary shareholders	458	338

Earnings per ordinary share

		€
	2006	2005
	€	€

Basic earnings per share	€0.59	€0.43
Diluted earnings per share	€0.59	€0.43

Adjusted profit and earnings per share figures are presented in note 1 as additional performance measures.

Reed Elsevier Preliminary Statement 2006          28
Reed Elsevier NV
Summary financial information
Consolidated cash flow statement
For the year ended 31 December 2006

		€
	2006	2005
	€m	€m

Cash flows from operating activities
Cash used by operations	(3)	(5)
Interest received	12	1
Tax (paid)/received	(1)	2

Net cash from/(used in) operating activities	8	(2)

Dividends received from joint ventures	1,111	189

Cash flows from financing activities
Equity dividends paid	(272)	(245)
Proceeds on issue of ordinary shares	68	18
Purchase of treasury shares	(156)	—
(Increase)/decrease in net funding balances due from joint ventures	(612)	16

Net cash used in financing activities	(972)	(211)

Movement in cash and cash equivalents	147	(24)

Consolidated balance sheet
As at 31 December 2006

		€
	2006	2005
	€m	€m

Non-current assets
Investments in joint ventures	760	1,487
Current assets
Amounts due from joint ventures — funding	626	14
Amounts due from joint ventures — other	3	8
Cash and cash equivalents	148	1

	777	23

Total assets	1,537	1,510

Current liabilities
Payables	8	8
Taxation	64	64

Total liabilities	72	72

Net assets	1,465	1,438

Capital and reserves
Share capital issued	48	47
Paid-in surplus	1,562	1,495
Shares held in treasury	(282)	(68)
Translation reserve	(70)	76
Other reserves	207	(112)

Total equity	1,465	1,438

Approved by the Combined Board of directors, 14 February 2007.

Reed Elsevier Preliminary Statement 2006          29
Reed Elsevier NV
Summary financial information
Consolidated statement of recognised income and expense
For the year ended 31 December 2006

		€
	2006	2005
	€m	€m

Profit attributable to ordinary shareholders	458	338
Share of joint ventures’ net (expense)/income recognised directly in equity	(50)	138
Share of joint ventures’ transfer to net profit from hedge reserve	(4)	(14)

Total recognised net income and expense for the year	404	462

Reconciliation of consolidated shareholders’ equity
For the year ended 31 December 2006

		€
	2006	2005
	€m	€m

Total recognised net income for the year	404	462
Equity dividends declared	(272)	(245)
Issue of ordinary shares, net of expenses	68	18
Increase in shares held in treasury	(210)	(20)
Increase in share based remuneration reserve	36	42
Equalisation adjustments	1	—

Net increase in shareholders’ equity	27	257
Shareholders’ equity at start of year	1,438	1,181

Shareholders’ equity at end of year	1,465	1,438

Notes to the summary financial information
1 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

			€
	Profit attributable to		Basic earnings
	ordinary shareholders		per share
	2006	2005	2006	2005
	€m	€m	€	€

Reported figures	458	338	€0.59	€0.43
Share of adjustments in joint ventures	127	213	€0.17	€0.27

Adjusted figures	585	551	€0.76	€0.70

Reed Elsevier Preliminary Statement 2006          30
Reed Elsevier NV
Summary financial information
Notes to the summary financial information
2 Dividends

Dividends declared in the year	2006	2005	2006	2005
	€	€	€m	€m

Ordinary shares of €0.06 each
Final for prior financial year	€0.267	€0.240	197	177
Interim for financial year	€0.102	€0.092	75	68
R-shares of €0.60 each	—	—	—	—

Total	€0.369	€0.332	272	245

The Directors of Reed Elsevier NV have proposed a final dividend of €0.304 (2005: €0.267). The cost of the final dividend, if approved by shareholders, is expected to be €223m. No liability has been recognised at the balance sheet date. The Reed Elsevier NV final dividend as approved will be paid on 11 May 2007, with ex-dividend and record dates of 20 April 2007 and 24 April 2007 respectively. The ex-dividend and record dates are in accordance with the new rules and practices recently announced by Euronext, which will be implemented on 26 March 2007. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Dividends paid and proposed relating to the financial year	2006	2005
	€	€

Ordinary shares of €0.06 each
Interim (paid)	€0.102	€0.092
Final (proposed)	€0.304	€0.267
R-shares of €0.60 each	—	—

Total	€0.406	€0.359

3 Share capital and treasury shares

			2006	2005
			Shares in	Shares in
			issue net of	issue net of
	Shares in issue	Treasury shares	treasury shares	treasury shares
	millions	millions	millions	millions

Number of ordinary shares
At start of year	741.8	(5.5)	736.3	736.4
Issue of ordinary shares	6.8	—	6.8	1.9
Share repurchases	—	(13.4)	(13.4)	—
Purchase of shares by employee benefit trust (net)	—	(3.7)	(3.7)	(2.0)

At end of year	748.6	(22.6)	726.0	736.3

Average number of equivalent ordinary shares during the year			772.1	783.1

The average number of equivalent ordinary shares takes into account the “R” shares in the company held by Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.
4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €3,858m at 31 December 2006 (2005: €3,949m).

Reed Elsevier Preliminary Statement 2006          31
Additional information for
US investors
Summary financial information in US dollars
This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 6 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.
Combined income statement

		$
	2006	2005
	US$m	US$m

Revenue	9,932	9,402
Operating profit	1,619	1,527
Profit before tax	1,327	1,276
Profit attributable to parent companies’ shareholders	1,146	841
Adjusted operating profit	2,226	2,078
Adjusted profit before tax	1,936	1,824
Adjusted profit attributable to parent companies’ shareholders	1,465	1,372

Basic earnings per American Depositary Share (ADS)	US$	US$
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.88	$1.35
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.48	$1.07
Adjusted earnings per American Depositary Share (ADS)
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$2.47	$2.29
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.90	$1.75

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV’s 50% respective share of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures in note 4 to the combined financial information and in note 1 to the summary financial information of each of the two parent companies.
Combined cash flow statement

		$
	2006	2005
	US$m	US$m

Net cash from operating activities	1,792	1,656
Net cash used in investing activities	(556)	(828)
Net cash used in financing activities	(796)	(708)

Increase in cash and cash equivalents	440	120

Adjusted operating cash flow	2,120	1,966

Reed Elsevier Preliminary Statement 2006          32
Investor information
continued
Combined balance sheet

		$
	2006	2005
	US$m	US$m

Non-current assets	11,637	11,598
Current assets	5,086	4,088
Assets held for sale	—	104

Total assets	16,723	15,790

Current liabilities	6,535	5,451
Non-current liabilities	6,309	6,885
Liabilities associated with assets held for sale	—	20

Total liabilities	12,844	12,356

Net assets	3,879	3,434

Summary of the principal differences between IFRS and US GAAP
IFRS differ in certain significant respects to US GAAP. A more complete explanation of the accounting policies used by the combined businesses and the differences to US GAAP will be set out in the Reed Elsevier Annual Reports and Financial Statements 2006 and the Reed Elsevier Annual Report 2006 on Form 20-F. The effects on net income attributable to shareholders and combined shareholders’ equity of material differences to US GAAP are set out below.

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

Net income as reported (IFRS)	623	462	916	675
US GAAP adjustments:
Intangible assets	1	5	1	7
Disposals	(41)	—	(60)	—
Pensions	(156)	(78)	(229)	(114)
Derivative financial instruments	3	(5)	4	(7)
Current taxation	(54)	—	(79)	—
Deferred taxation	20	3	29	4
Other	3	(13)	5	(19)

Net income under US GAAP	399	374	587	546

		£		€
	2006	2005	2006	2005
	£m	£m	€m	€m

Combined shareholders’ equity as reported (IFRS)	1,966	1,970	2,929	2,876
US GAAP adjustments:
Goodwill and intangible assets	1,256	1,491	1,871	2,177
Pensions	—	409	—	597
Derivative financial instruments	—	5	—	7
Deferred taxation	(9)	(119)	(13)	(174)
Other	7	7	10	10

Combined shareholders’ equity under US GAAP	3,220	3,763	4,797	5,493

Both Reed Elsevier PLC (‘RUK’, CUSIP No. 758205108) and Reed Elsevier NV (‘ENL’, CUSIP No. 758204101) have American Depositary Shares (ADSs) listed on the New York Stock Exchange (Depositary: Bank of New York NA). An ADS in Reed Elsevier NV represents two ordinary shares in Reed Elsevier NV, while a Reed Elsevier PLC ADS represents four ordinary shares in Reed Elsevier PLC. Final dividends on Reed Elsevier PLC and Reed Elsevier NV ADSs will be paid on 18 May 2007.

NOTES FOR EDITORS	Reed Elsevier Preliminary Statement 2006 33
Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies — Reed Elsevier PLC and Reed Elsevier NV — are listed on the London and Amsterdam Stock Exchanges respectively, and also on the New York Stock Exchange. The returns to their respective shareholders are equalised in terms of dividend and capital rights. ‘Reed Elsevier’ and ‘the combined businesses’ comprise Reed Elsevier PLC and Reed Elsevier NV plus their two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.
The Reed Elsevier Annual Review 2006 and Reed Elsevier PLC 2006 Annual Report and Financial Statements are being posted to Reed Elsevier PLC shareholders on 9 March 2007. Copies of the Reed Elsevier Annual Review 2006 and Reed Elsevier NV 2006 Annual Report and Financial Statements will be available to shareholders in Reed Elsevier NV on request. Copies of the Preliminary Statement are available to the public from the respective companies:

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
Copies of all recent announcements, including this Preliminary Statement, and additional information on Reed Elsevier can be found on the Reed Elsevier Home Page on the World Wide Web:
http://www.reedelsevier.com